650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

June 10, 2015

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Attention: Daniel F. Duchovny, Special Counsel

Re:	Audience, Inc.
Schedule 14D-9 filed May 19, 2015, amended May 22 and June 2, 2015
SEC File No. 005-87068

Dear Mr. Duchovny:

On behalf of our client, Audience, Inc. (“Audience” or the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 5, 2015 (the “Comment Letter”), relating to the above referenced Solicitation/Recommendation Statement on Schedule 14D-9, as amended (the “Schedule 14D-9”). In response to the comments set forth in the Comment Letter, the Schedule 14D-9 is being amended and Audience is filing Amendment No. 3 to the Schedule 14D-9 (“Amendment No. 3”) with this response letter.

For your convenience, we have enclosed a marked copy of Amendment No. 3 with this letter, which shows changes from the Schedule 14D-9 as filed on May 19, 2015. We have repeated the Staff’s comments below in boldface type before each of our responses below. The numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. References to “we,” “our” or “us” mean Audience or its advisors, as the context indicates.

In addition to the disclosures requested in the Comment Letter, the amended Schedule 14D-9 also includes additional disclosures negotiated with plaintiff’s counsel in suits filed subsequent to the announcement of the transaction.

Schedule 14D-9

Item 3. Past Contacts, Transactions, Negotiations and Agreements – Employment Agreements with Knowles.

1.	Disclose in the Background of the Offer and the Merger section the negotiations between Knowles and Mr. Auslander relating to Mr. Auslander’s employment agreement. Also, provide a comparison of the terms of Mr. Auslander’s employment agreement with Audience and offer of employment with Knowles.

Audience Response:

In response to the Staff’s comment, we have revised the Employment Agreements with Knowles section set forth on page 1 and the Background of the Offer and the Merger section set forth on page 2 of Amendment No. 3.

AUSTIN    BEIJING    BRUSSELS    HONG KONG    LOS ANGELES    NEW YORK    PALO ALTO    SAN DIEGO

SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

Securities and Exchange Commission

June 10, 2015

Item 4. The Solicitation or Recommendation – Background of the Offer and the Merger.

2.	Please describe the negotiation, if any, of any employment arrangement that must continue to be in full force and effect to meet one of your offer conditions.

Audience Response:

In response to the Staff’s comment, we have revised the Background of the Offer and the Merger section set forth on page 2 of Amendment No. 3.

3.	We note that the board considered on April 17, 2015 the increase in the company’s stock price prior to any public disclosure of the negotiations the company was conducting. Please revise your disclosure to describe what effect this price increase had on the board’s consideration of the transaction with Knowles and any later effect on the determination that the merger was advisable and in the best interests of Audience’s security holders. Also, tell us, with a view toward revised disclosure, if you believe that news of the transaction leaked out in connection with Knowles’ due diligence activities in Korea on April 14, 2015.

Audience Response:

In response to the Staff’s comment, we have revised the Background of the Offer and the Merger section set forth on pages 2 and 3 and the Audience’s Reasons for the Offer and Merger section set forth on page 3 of Amendment No. 3. Audience did not intend to imply that the price increase was a factor in favor of the transaction. On the contrary, the price increase had limited impact on the Audience board of directors’ consideration of the transaction and transaction price because the board of directors believed it was not likely to be sustained.

Audience’s board of directors does not know what may have caused the sudden increase in the Company’s stock price. Audience has no knowledge that any trading activity was linked to news of the transaction prior to the parties’ announcement of the transaction. Press reports on April 15, 2015 that demand for the upcoming Samsung Galaxy S6 was higher than expected may have been a factor.

Item 4. The Solicitation or Recommendation – Audience’s Reasons for the Offer and Merger.

4.	It appears that the unexpected price increase described above was viewed by the board as a factor supporting the board’s recommendation to Audience’s security holders. Please revise your disclosure to further explain how this unexpected and unexplained increase in the stock price support a recommendation in favor of the transaction.

Audience Response:

Please see the response to Comment Number 3.

5.	Revise the third and fourth bullet points on page 24 to describe specifically what “increased potential for growth, development and profitability of Knowles” and “earnings and future prospects of the combined company” the board is referring to in this disclosure.

Audience Response:

In response to the Staff’s comment, we have revised the Audience’s Reasons for the Offer and Merger section set forth on page 3 of Amendment No. 3.

Securities and Exchange Commission

June 10, 2015

6.	Quantify the expected synergies described in the last bullet point on page 24. If the board did not quantify the synergies, revise your disclosure to state so and describe the basis for the board’s conclusion that there are synergies to be obtained from the merger.

Audience Response:

In response to the Staff’s comment, we have revised the Audience’s Reasons for the Offer and Merger section set forth on pages 3 and 4 of Amendment No. 3.

Item 4. The Solicitation or Recommendation – Opinion of Audience’s Financial Advisor.

7.	Revise the paragraph under the caption “Historical Trading Analysis-Audience” to explain why April 14, 2015 is a relevant measurement date.

Audience Response:

In response to the Staff’s comment, we have revised the “Historical Trading Analysis—Audience” section set forth on page 4 of Amendment No. 3.

Cautionary Statement Regarding Forward-Looking Statements, page 47.

8.	We note that you refer to the definition of forward-looking statements included in the Private Securities Litigation Reform Act of 1995. Note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Please delete references to those protections.

Audience Response:

In response to the Staff’s comment, we have revised the disclosure set forth on page 9 of Amendment No. 3.

Where You Can Find More Information, page 48.

9.	Schedule 14D-9 does not permit forward-incorporation by reference. Please revise your disclosure to state that the Schedule 14D-9 will be amended to disclose material changes.

Audience Response:

In response to the Staff’s comment, we have revised the disclosure set forth on page 9 of Amendment No. 3.

Securities and Exchange Commission

June 10, 2015

* * * *

In addition, as requested in the Comment Letter, please note that the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (650) 320-4625. You may also contact me via facsimile at (650) 493-6811.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Michael J. Danaher

Michael J. Danaher

cc:	Craig Factor, Vice President and General Counsel
Audience, Inc.